Exhibit 99.2

Richmond Hill Investment Co., LP	Wesbild, Inc.
381 Park Avenue South, Suite 1101	2600 – 1055 West Georgia Street
New York, New York 10016	Vancouver BC V6E 3P3

March 3, 2026

Board of Directors
Reservoir Media, Inc.
200 Varick Street
Suite 801
New York, NY 10014

Dear Members of the Board of Directors:

We are pleased to submit on behalf of Richmond Hill Investment Co., LP (“Richmond Hill”) and Wesbild, Inc. (“Wesbild” and together with Richmond Hill, the “Investors” or “we”) this non-binding proposal (the “Proposal”) to acquire all of the outstanding shares of common stock of Reservoir Media, Inc. (“Reservoir” or the “Company”) not already owned by Richmond Hill or Wesbild at a cash purchase price of $10.50 per share. The offer price represents a premium of approximately 39% over the closing price on February 25, 2026, the trading day immediately prior to the day that the Company’s receipt of an unsolicited acquisition offer was first publicly reported, and approximately 41% over the 90-day volume-weighted average trading price (through February 25, 2026), of the Company’s common stock.

Our proposal offers the Company’s stockholders that are not the Investors or certain of their affiliates an opportunity to derisk their investment at a compelling valuation, providing an attractive liquidity option and certainty of full and fair value. At the proposed purchase price, the implied enterprise value to EBITDA multiple (based upon the midpoint of the Company’s publicly disclosed guidance for the fiscal year ending 2026) is approximately 15.6x, a material premium to the trading multiple of comparable companies.

Wesbild, together with its affiliates, beneficially owns approximately 44% of the outstanding shares of common stock of the Company, and we are highly confident that certain other significant stockholders of the Company will be supportive of the transaction.

Richmond Hill intends to obtain the requisite financing with respect to the transaction and, based on feedback received from premier institutional investors, we expect that such financing can be obtained promptly. The proposed transaction would not be subject to any financing contingency or condition.

We expect that the Board will form a special committee of independent and disinterested directors (the “Special Committee”) of the Board which will be fully empowered to review and accept or reject this Proposal or any other proposal we or any unaffiliated third party may make. The Investors expect that the Special Committee will select and engage independent legal and financial advisors to advise it in connection with the Proposal. The Investors will not move forward with the Proposal unless it is approved by such a Special Committee.

Please know that we are interested only in acquiring the outstanding common stock of the Company that the Investors or certain of their affiliates do not already own. At this time, neither Richmond Hill nor Wesbild is interested in selling shares in the Company to a third party.

Richmond Hill and Wesbild will promptly satisfy their legal obligations to amend their current Schedule 13D filings with respect to the Company, and will include a copy of this letter as an exhibit. None of the "reporting persons" identified in such Schedule 13D amendment other than Richmond Hill and Wesbild are to be considered "Investors" as defined herein.

The Investors reserve the right to withdraw or modify this Proposal until such time as definitive agreements are entered into between the Company, Richmond Hill and Wesbild.

Richmond Hill has retained Chapman and Cutler LLP and Wesbild has retained Kirkland & Ellis LLP as legal advisors in this matter.

We look forward to working with the Special Committee and its advisors to expeditiously negotiate and consummate a mutually acceptable transaction. We are available at your convenience to discuss any aspects of our Proposal and this important transaction.

Sincerely,

/s/ Ryan P. Taylor	/s/ Hassan Khosrowshahi
Ryan P. Taylor	Hassan Khosrowshahi
Managing Partner	Chairman
Richmond Hill Investment Co., LP	Wesbild, Inc.